UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Dole Food Company, Inc.
(Name of Issuer)
Common Stock par value $0.001 per share
(Title of Class of Securities)
256603 101
(CUSIP Number)
Roberta Wieman
10900 Wilshire Boulevard
Los Angeles, California 90024
(310) 208-6055
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	256603 101

1	NAMES OF REPORTING PERSONS David H. Murdock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		51,710,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,710,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,710,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC
1 Based upon 88,227,289 shares of Common Stock outstanding as of July 29, 2010.

Page 2 of 7 Pages

CUSIP No.	256603 101

1	NAMES OF REPORTING PERSONS Castle & Cooke Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,784,914

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,784,914

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,784,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based upon 88,227,289 shares of Common Stock outstanding as of July 29, 2010.

Page 3 of 7 Pages

CUSIP No.	256603 101

1	NAMES OF REPORTING PERSONS Castle & Cooke Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,784,914

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,784,914

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,784,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based upon 88,227,289 shares of Common Stock outstanding as of July 29, 2010.

Page 4 of 7 Pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2009 by the Reporting Persons. This Amendment, and the Original Schedule 13D, relates to the shares of Common Stock, par value $0.001 per share (“Common Stock”) of Dole Food Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Dole Drive, Westlake Village, California 91362. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D is not amended or supplemented in any respect.
Item 4. Purpose of Transaction
The response to Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Persons solely for investment purposes. Mr. Murdock has held a controlling interest in the Issuer (or its predecessor) since 1985. From March 28, 2003, the date of the Issuer’s going private transaction, until immediately prior to the consummation of the initial public offering of the Common Stock completed on October 28, 2009 (the “IPO”), Mr. Murdock beneficially owned all issued and outstanding shares of Common Stock through DHM Holding Company, Inc., a Delaware corporation (“DHM”), which was owned by him and Holdings. These restructuring transactions did not affect the percentage of Common Stock beneficially owned by the Reporting Persons.
As a result of the restructuring transactions, DHM no longer owns any Common Stock and Mr. Murdock as trustee of the Trust directly owns 39,925,086 shares of Common Stock and Holdings directly owns 11,784,914 shares of Common Stock.
Concurrent with the IPO, a newly formed trust not affiliated with the Issuer, the 2009 Dole Food Automatic Common Exchange Security Trust (the “2009 Trust”), sold 24,000,000 of its $0.875 automatic common exchange securities (the “Securities”), The Securities are exchangeable, at the Trust’s option, for shares of Common Stock or the cash equivalent value of such shares of Common Stock, beginning on November 1, 2012 (the “Exchange Date”).
In connection with the Trust Offering, on October 22, 2009, (i) Mr. Murdock entered into a Forward Purchase Agreement (the “Forward Purchase Agreement”) with the 2009 Trust pursuant to which Mr. Murdock agreed to deliver to the 2009 Trust on the Exchange Date a number of shares of Common Stock equal to the product of the exchange rate times the 24,000,000 Securities offered in the Trust Offering, and (ii) Mr. Murdock entered into a Collateral Agreement (the “Collateral Agreement”) with U.S. Bank, National Association, as Collateral Agent (the “Collateral Agent”), and the 2009 Trust, pursuant to which Mr. Murdock agreed to grant a security interest in the number of shares of Common Stock initially deliverable under the Forward Purchase Agreement. Pursuant to the Collateral Agreement, Mr. Murdock has the right to vote these shares of Common Stock for so long as such shares are beneficially owned by him and pledged under the Collateral Agreement, unless an event of default occurs under the Forward Purchase Agreement or the Collateral Agreement.

Page 5 of 7 Pages

On December 23, 2010, Mr. Murdock pledged 2,500,000 shares of Common Stock to DB Private Clients Corp. as part of the collateral securing Mr. Murdock’s obligations under a term loan facility, which Mr. Murdock expects to use to support various business activities. If additional amounts are borrowed, additional shares may be pledged.
The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon estate planning considerations, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. Mr. Murdock, as a member of the Issuer’s Board of Directors and its Chairman, expects to continue to be involved in the Issuer’s policies and activities.
Except as set forth herein, the Reporting Persons presently do not have any plans or proposals that relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.
(e) Any material change in the present capitalization or dividend policy of the Issuer.
(f) Any other material change in the Issuer’s business or corporate structure.
(g) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The response to Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:
The rights to one registration under the Registration Rights Agreement have been assigned as collateral for the credit facility described in Item 4.

Page 6 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2010

By:	/s/ David H. Murdock
Name:	David H. Murdock individually and as
trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended

CASTLE & COOKE INVESTMENTS, INC.
By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President

CASTLE & COOKE HOLDINGS, INC.
By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President

Page 7 of 7 Pages